        April 18, 2007

Ms. Anne Nguyen Parker
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Forest Oil Corporation
  Amendment No. 1 to Registration Statement on Form S-4
  Filed March 21, 2007
  File No. 333-140532

Dear Ms. Parker:

        The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 2 to the above-referenced registration statement (the "Registration Statement"), each of which has been marked to show changes from Amendment No. 1 thereto. A copy of this letter has been furnished through EDGAR as correspondence.

        In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission, dated April 9, 2007 (the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

        All page references are to Amendment No. 2 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant and certain information provided in this letter relating to The Houston Exploration Company has been provided to us by The Houston Exploration Company.

SEC Comment Letter Dated April 9, 2007:

General

1.
We note your response to prior comment 3 and reissue the comment.

  Response: The forms of proxy cards and election form have been filed as Exhibits 99.1, 99.2 and 99.3 to Amendment No. 2.

2.
Unless the subject of a confidential treatment request, please file all materials submitted as correspondence on EDGAR. In this regard, we note that the letter dated March 21, 2007 containing the summary of the schedules to the Merger Agreement was not filed as correspondence. Please file this letter accordingly at the time of your next amendment.

  Response: The letter dated March 21, 2007 containing the summary of the schedules to the Merger Agreement has been filed on EDGAR as correspondence.

3.
We have reviewed the summary describing the schedules to the Merger Agreement. Please confirm that the contents and information contained within the following disclosure schedules have been adequately disclosed in the prospectus if material, or are not material to the company's post-merger operations:

•
Houston Exploration schedules 3.7 (with respect to taxable gains associated with the 1031 exchange, outstanding litigation, the reduction in production hedged and the pending IRS and state tax audits); 3.8; 3.14 (taxes); Additional Disclosure Letter 2(b) (with respect to Section 3. 10(d)(ii) of the Merger Agreement); and

  •
  Forest Oil schedule 4.14.

  Response: The Registrant hereby confirms that the contents and information contained within the above-referenced disclosure schedules have been adequately disclosed in the prospectus to the extent they are material, or are not material to the combined company's post-merger operations.

4.
Although you have revised the disclosure on page 58 in response to prior comment 8, please further supplement your disclosure to discuss why the board chose to accept the offer which amounted to $52.47 per share in light of the fact that such consideration represented a relatively low premium to Houston Exploration's stock price at the time. Moreover, disclose the discussions and considerations of the various valuation methodologies contemplated by the board as presented by Lehman Brothers. Disclose why the board and/or its financial advisor felt that compensation within the range contemplated by the net asset valuation methodology was the better valuation to use for Houston Exploration stock versus each of the other valuation analysis (i.e. comparable company analysis, comparable transactions analysis and going concern analysis). In this regard, we note omission of any discussion of why the board chose to accept consideration which, under all possible scenarios (other than Cases I and II of the net asset valuation analysis) fell within the lower end of the range of possible share price consideration payable to Houston Exploration shareholders.

  Response: The disclosure appearing on pages 47, 49, 51, 55, 56 and 58-61 of the Registration Statement has been revised in response to the Staff's comment.

5.
We note the revisions made in response to prior comment 9 on page 45 of the marked version of the prospectus. You reference various "facts" considered by the board. Please clarify whether the "facts" you reference are those disclosed in the disclosure that follows or revise to include any additional facts considered by the board in its rejection of the JANA proposal. Moreover, based on your disclosure, it appears that JANA's request to perform diligence was identified by the board as a principal factor contributing to its skepticism and ultimate rejection of the proposed offer. Other than the fact that the diligence had not yet been commenced, please revise to explain why the due diligence condition, which is a common condition in a merger transaction, was viewed with skepticism by the board.

  Response: The disclosure appearing on page 47 of the Registration Statement has been revised in response to the Staff's comment.

Unaudited Pro Forma Combined Financial Statements Note 5 Combined Pro Forma Adjustments, page F-9

6.
It appears that your pro forma adjustment 5(vi) to eliminate Houston Exploration's ceiling test write down is not contemplated by Rule 11-02(b)(6) of Regulation S-X. Please revise your pro forma information to remove this adjustment.

  Response: The pro forma adjustment to eliminate Houston Exploration's ceiling test write down has been removed in response to the Staff's comment.

Note 8 Supplementary Pro Forma Information for Oil and Gas Producing Activities, page F-12

7.
Please disclose the depreciation, depletion and amortization rate which will apply for the initial period subsequent to consummation of the exchange offer as contemplated by SAB Topic 2:D:6(6).

  Response: The disclosure appearing on page F-10 of the Registration Statement under (ii) has been revised to disclose the depreciation, depletion and amortization rate which will apply for the initial period subsequent to consummation of the transaction in response to the Staff's comment.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley A. Barber of the same firm at (212) 237-0022.

Very truly yours,
/s/ SHELLEY A. BARBER
cc:
Mellissa Duru
Jennifer Goeken
Jill Davis